Exhibit 99.1

Otkritie Bank, QIWI and Tochka Announce a Partnership

NICOSIA, CYPRUS – June 7, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), Otkritie Bank and Tochka today announced that they have signed a partnership and agreed to establish a joint venture to develop Tochka business together as a multi-banking platform.

The main aim of the partnership between Otkritie, QIWI and Tochka management is to develop together the business of Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses, establishing a first at scale multi-banking platform in Russia, penetrating the SME market and offering the best in class service Tochka is famous for to a broad audience of SME customers.

Otkritie, QIWI and Tochka management will establish a joint venture – JSC Tochka that will function as a technological partner and service provider for banks – members of the multibank platform. Currently Tochka will continue to serve Otkritie Bank and Qiwi Bank. It will offer clients who have accounts in either of the banks a broad range of services including round-the-clock cash and settlement services, account management, currency transactions and export/import products, merchant acquiring and value added services such as salary projects, accounting and tax services and many more. Partners will further focus on developing Tochka as a multi-banking platform with the goal to attract new participants to the platform in order to scale the business, broaden potential reach and diversify the range of services Tochka offers.

The joint venture will have the following capital structure: Otkritie Bank will have 50% + 1 share, QIWI - 40% and Tochka management will have 10% - 1 share, while QIWI and Otkritie Bank will split the economic interest proportionally with 45% each, while 10% will be attributed to Tochka management. As part of the deal, Otkritie Bank and QIWI will contribute to the joint venture their assets including trademarks, software and hardware of Tochka as well as cash financing.

JSC Tochka will be led by the current management team, which has an established track record of building best in class SME product offering and exceptional client service, with Mr. Boris Dyakonov as the CEO. The supervisory board comprised of the representative of Otkritie, QIWI and Tochka will be the main governing body of the entity, while it will remain operationally independent.

“We are glad to announce our partnership with QIWI on Tochka today,” said Mrs. Nadia Cherkasova, Member of the Management Board of Otkritie Bank. “Since the beginning of the year we have been working together on building an optimal framework for developing Tochka and I believe that a multi-bank platform is the best possible set up for growing and nourishing this business. We expect that together with QIWI and Tochka management we will be able to create and develop an innovative, best in class service offering, gain market share in our target segment and establish a long-lasting, mutually beneficial partnership.”

Mr. Sergey Solonin, CEO of QIWI Group, commented, “We are proud to announce our partnership with Otkritie Bank and the launch of a first at scale multi-banking project in Russia. We have gone a long way to reach this agreement and we could not be more pleased with the outcome. We believe that Otkritie is a strong and reliable partner; their expertise and execution combined with their scale and market position make Otkritie one of the players best suited to develop such an innovative project. Moreover, we believe that having Tochka management team on board is one of the main successes of this deal. Boris and his team have been developing Tochka since its inception and created not only a unique SME service that offers its customers unmatched client experience and creates value for them, but a proven, reliable and scalable business model with exciting economic prospects. Moreover, I am a big believer in developing unique consumer services through multi-bank platforms that help scale the service, attract more diversified consumer base and enrich the offering.”

Mr. Boris Dyakonov, CEO of Tochka, stated, “Tochka has made a journey from being a startup to being a powerful independent player with strong shareholders and significant ambitions. It is evident that multi-bank solutions and an opportunity to provide services through several banking licenses is highly demanded by the market today. During the last year, we have nearly tripled the acquisition and onboarding of new businesses, enriched our product offering and offered our clients an opportunity to use new convenient services. Currently we are talking with several other players that might be interested in joining our platform so we can expand our operations faster and develop our services for the benefit of entrepreneurs in Russia.”

Tochka has more than 165 000 SME accounts (cumulative) with over RUB 13 billion consumer balances across the platform. Tochka has been recognized as the best mobile and internet bank for entrepreneurs by Markswebb for three last consecutive years and has the highest NPS on the market according to TSN research.

2018 Guidance1

Based on the agreements signed today, we anticipate that we will continue to recognize Net Revenues from Tochka operations until the end of the second quarter of 2018. As soon as the joint venture is legally established, we will account for Tochka business as for an equity associate in our financial statements reflecting our economic share of Tochka’s total comprehensive income in the statement of comprehensive income.

We believe that as long as the supervisory board of the joint venture has not approved the business plan for the year, we are not in a position to provide precise estimates of the expenses associated with the Tochka operations for 2018. We therefore maintain our previous Adjusted Net Profit guidance and may revisit it once the business plan of JSC Tochka is approved by its supervisory board.

QIWI upgrades its Total Adjusted Net Revenue guidance in respect of 2018 outlook:

•	Total Adjusted Net Revenue is expected to increase by 18% to 22% over 2017;

While guidance in respect to Payment Services Segment Net Revenue, Adjusted Net Profit and Payment Services Segment Net Profit remains unchanged:

•	Payment Services Segment Net Revenue is expected to increase by 12% to 16% over 2017;

•	Adjusted Net Profit is expected to decline by 10% to 0% over 2017;

•	Payment Services Segment Net Profit is expected to increase by 10% to 15% over 2017.

[1]	Guidance is provided in Russian rubles

Given uncertainty in respect of the future arrangements regarding the development of the Rocketbank project and the outcome of our negotiations in respect thereon with Otkritie Bank, we believe that we are not in a position to provide any reliable estimates of revenues or expenses associated with Rocketbank project for 2018, we therefore only include in our guidance for 2018 actual revenues and expenses associated with the Rocketbank projects for the first half of 2018. Actual results of the project for 2018 may differ substantially from the data that we used in our guidance.

Conference Call and Audio Webcast

QIWI will host a conference call to discuss the partnership in more detail today at 11:00 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 2:00 p.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13680655. The replay will be available until Thursday, June 21, 2018. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.3 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 79 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

About Otkritie Bank

Otkritie Bank is one of the top-10 largest banks in Russia and is a systematically important credit organization. The Bank is operating on the financial market since 1993.

Otkritie Bank is a full-service bank with diversified operations. The Bank is focused on developing the following key segments: corporate banking, investment banking, retail banking, SME services and private banking. As of May 1, 2018, the capital of Otkritie Bank (calculated in accordance with RAS standards) was RUB 184.8 billion, assets amounted to RUB 1.28 trillion. The client base of the bank included more than 200 000 active business customers and over 2.7 million retail clients including premium clients. Otkritie Bank has more than 500 branches in 67 regions across Russia.

About Tochka

Tochka is a banking service for entrepreneurs, which is operating as a multi-banking platform through the infrastructure of Bank “Otkritie” and Qiwi Bank. Tochka does not have any physical offices and offers its services remotely. The service has more than 165,000 SME accounts (cumulative), and has been recognized as the best mobile and internet bank for entrepreneurs by Markswebb analytical agency for three last consecutive years. Apart from its technological leadership, Tochka is famous for the level of services it offers - it has an NPS of 59.3%, which is the highest on the market according to TSN research. Apart from round-the-clock cash and settlement services, Tochka offers its customers a broad range of services including company registration assistance, accounting services, currency transactions and convenient export/import products, low commission merchant acquiring and salary projects.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including, in particular, the development of our SOVEST project as well as other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com